Exhibit 99.2

Management’s Discussion and Analysis
for the quarter ended March 30, 2013

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that impacted Tembec’s financial performance during its second fiscal quarter ended March 30, 2013. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended March 30, 2013, and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 29, 2012, included in the Company’s Financial Report. Financial data has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All financial references are stated in Canadian dollars, unless otherwise noted. All references to quarterly information relate to Tembec’s fiscal quarters. Adjusted EBITDA, net debt, total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-IFRS financial measures. As they have no standardized meaning prescribed by IFRS, they may not be comparable to similar measures presented by other companies. Non-IFRS financial measures are described in the Definitions section on the last page of the MD&A.

The interim MD&A includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation. The information in the MD&A is as at April 29, 2013, the date of filing in conjunction with the Company’s press release announcing its results for the second fiscal quarter. Disclosure contained in this document is current to that date, unless otherwise stated.

CONSOLIDATED RESULTS

	Quarterly Results ($ millions)
	Fiscal 2012				Fiscal 2013
	Dec 11	Mar 12	Jun 12	Sep 12	Dec 12	Mar 13	Jun 13	Sep 13

Sales	401	407	415	443	376	407	-	-
Freight and other deductions	53	57	59	63	50	54	-	-
Lumber export taxes	2	3	1	1	1	-	-	-
Cost of sales	316	326	311	337	286	310	-	-
SG&A	18	18	18	20	19	19	-	-
Share-based compensation	-	1	(1)	(1)	1	-	-	-
Adjusted EBITDA	12	2	27	23	19	24	-	-
Depreciation & amortization	12	10	11	13	11	9	-	-
Other items	2	(5)	2	51	1	23	-	-
Operating earnings (loss)	(2)	(3)	14	(41)	7	(8)	-	-
Interest, foreign exchange & other	10	10	7	14	7	6	-	-
Exchange loss (gain) on long-term debt	(2)	(6)	8	(13)	4	6	-	-
Pre-tax loss	(10)	(7)	(1)	(42)	(4)	(20)	-	-
Income tax expense	6	7	4	5	6	6	-	-
Net loss	(16)	(14)	(5)	(47)	(10)	(26)	-	-

BUSINESS SEGMENTS

During the December 2012 quarter, the Company reorganized its internal reporting structure, which impacted segment disclosure included in the current period financial statements and MD&A. Prior to the change, the Company had reported the results of the Skookumchuck, BC, Northern Bleached Softwood Kraft (NBSK) pulp mill as part of the Specialty Cellulose and Chemical Pulp segment. Subsequent to the organizational change, the mill has been regrouped with the high-yield pulp mills in a new segment called Paper Pulp. The Specialty Cellulose and Chemical Pulp segment has been renamed Specialty Cellulose Pulp. Comparative prior period segment information has been restated in the interim financial statements to conform to the new presentation. The following summarizes fiscal 2012 quarterly and total year financial results of the two new segments that will be utilized as comparables in fiscal 2013.

	($ millions)
					TOTAL
	Dec 11	Mar 12	Jun 12	Sep 12	2012
Specialty Cellulose Pulp
Sales	123	133	124	127	507
Freight and other deductions	10	9	11	10	40
Cost of sales	84	91	91	86	352
SG&A	4	5	5	6	20
Adjusted EBITDA	25	28	17	25	95
Depreciation and amortization	2	2	3	4	11
Operating earnings	23	26	14	21	84

Paper Pulp
Sales	103	120	144	140	507
Freight and other deductions	20	25	29	31	105
Cost of sales	88	107	106	126	427
SG&A	2	1	3	1	7
Adjusted EBITDA	(7)	(13)	6	(18)	(32)
Depreciation and amortization	6	5	6	6	23
Other item - impairment of Chetwynd pulp mill	-	-	-	50	50
Operating loss	(13)	(18)	-	(74)	(105)

ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

The current period balance sheet classifies the assets and liabilities related to the Skookumchuck Northern Bleached Softwood Kraft (NBSK) pulp mill as “held for sale”. This reclassification is required by IFRS as the Company is currently engaged in a formal sales process and expects to sell the facility within the twelve-month time frame specified under IFRS rules.

On March 26, 2013, the Company announced that it had reached an agreement to sell the NBSK mill and related assets and liabilities for a purchase price of $89 million, including normal working capital. The transaction is expected to close in the second calendar quarter of 2013 and remains subject to certain conditions and regulatory approvals.

MARCH 2013 QUARTER VS DECEMBER 2012 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	December	March	Total	Price	Volume & Mix
	2012	2013	Variance	Variance	Variance
Forest Products	101	104	3	9	(6)
Specialty Cellulose Pulp	103	120	17	3	14
Paper Pulp	117	122	5	3	2
Paper	78	87	9	(1)	10
Corporate	4	2	(2)	-	(2)
	403	435	32	14	18
Less: Intersegment Sales	(27)	(28)	(1)
Sales	376	407	31

Sales increased by $31 million as compared to the prior quarter. Currency had a small positive effect on pricing as the Canadian dollar averaged US $0.991, a 1.8% decline from US $1.009 in the prior quarter. Forest Products segment sales increased by $3 million due to higher lumber prices, partially offset by the seasonal decline in shipments. Specialty Cellulose Pulp segment sales increased by $17 million due primarily to higher shipments. Paper Pulp segment sales increased by $5 million due to higher shipments and prices. Paper segment sales increased by $9 million due to increased shipments.

ADJUSTED EBITDA
$ millions	December	March	Total	Price	Cost & Volume
	2012	2013	Variance	Variance	Variance
Forest Products	2	7	5	9	(4)
Specialty Cellulose Pulp	18	14	(4)	3	(7)
Paper Pulp	-	4	4	3	1
Paper	6	5	(1)	(1)	-
Corporate	(7)	(6)	1	-	1
	19	24	5	14	(9)

Adjusted EBITDA increased by $5 million as compared to the prior quarter. The Forest Products segment adjusted EBITDA increased by $5 million as a result of higher prices, partially offset by higher costs. Specialty Cellulose Pulp segment adjusted EBITDA declined by $4 million due to higher costs. Paper Pulp segment adjusted EBITDA improved by $4 million due primarily to higher prices. Paper segment adjusted EBITDA decreased by $1 million as a result of lower prices.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	December	March	Total	EBITDA	Depreciation	Other Items
	2012	2013	Variance	Variance	Variance	Variance
Forest Products	-	5	5	5	-	-
Specialty Cellulose Pulp	15	11	(4)	(4)	-	-
Paper Pulp	(5)	(21)	(16)	4	2	(22)
Paper	5	4	(1)	(1)	-	-
Corporate	(8)	(7)	1	1	-	-
	7	(8)	(15)	5	2	(22)

The Company generated an operating loss of $8 million compared to operating earnings of $7 million in the prior quarter. The previously noted increase in adjusted EBITDA was more than offset by a $22 million unfavourable variance in other items. The March 2013 quarterly results include a $22 million impairment charge related to the Skookumchuck, BC, NBSK pulp mill. The mill is currently classified as an asset held for sale. A more detailed explanation of segment variances is included in the analysis that follows.

MARCH 2013 QUARTER VS DECEMBER 2012 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	December	March
	2012	2013	Variance
Financial ($ millions)
Sales (1)	101	104	3

Freight and other deductions	9	10	(1)
Lumber export taxes	1	-	1
Cost of sales (1)	86	84	2
SG&A	3	3	-
Adjusted EBITDA	2	7	5

Depreciation and amortization	2	2	-
Operating earnings	-	5	5

Shipments
SPF lumber (mmbf)	190	171	(19)

Reference Prices
KD #2 & better delivered G.L. (US $ per mbf)	426	484	58
KD stud delivered G.L. (US $ per mbf)	376	426	50
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated adjusted EBITDA of $7 million on sales of $104 million for the quarter ended March 30, 2013, compared to adjusted EBITDA of $2 million on sales of $101 million in the prior quarter. Sales increased by $3 million due to higher selling prices for lumber, partially offset by lower shipments.

Lumber shipments were equal to 76% of capacity versus 84% in the prior quarter. The decrease was due primarily to seasonal and logistic issues. Market conditions continued to improve as the quarter progressed. US $ reference prices for random lumber increased by US $58 per mbf while stud lumber increased by US $50 per mbf. Currency was also favourable as the Canadian dollar averaged US $0.991, a 1.8% decline from US $1.009 in the prior quarter. The combined effect increased sales and adjusted EBITDA by $9 million or $53 per mbf. Mill level costs increased by $4 million. The winter months are seasonally lower productivity and higher cost periods.

During the March 2013 quarter, the Company incurred $290,000 of lumber export taxes, on shipments of lumber to the United States, down from $1 million in the prior quarter. Lumber export taxes are payable based on the 2006 Softwood Lumber Agreement (SLA) between Canada and the United States. Applicable export tax rates may vary based on selling prices. During the March 2013 quarter, the Company incurred a tax of 0.8% on its lumber shipments, down from 3.63% in the prior quarter.

The Forest Products segment generated operating earnings of $5 million as compared to nil operating earnings in the prior quarter. The previously noted increase in adjusted EBITDA accounted for the improvement in operating results.

MARCH 2013 QUARTER VS DECEMBER 2012 QUARTER

SEGMENT RESULTS – SPECIALTY CELLULOSE PULP

	December	March
	2012	2013	Variance
Financial ($ millions)
Sales - Pulp	81	95	14
Sales - Chemicals	22	25	3
	103	120	17

Freight and other deductions	7	9	(2)
Cost of sales	73	92	(19)
SG&A	5	5	-
Adjusted EBITDA	18	14	(4)

Depreciation and amortization	3	3	-
Operating earnings	15	11	(4)

Shipments
Specialty grades (000's tonnes)	47	47	-
Viscose grades (000's tonnes)	4	15	11
	51	62	11

Average prices
Specialty grades (C $ per tonne)	1,656	1,708	52
Viscose grades (C $ per tonne)	1,017	941	(76)

The Specialty Cellulose Pulp segment generated adjusted EBITDA of $14 million on sales of $120 million for the quarter ended March 30, 2013, compared to adjusted EBITDA of $18 million on sales of $103 million in the prior quarter. The $14 million increase in pulp sales was due to higher shipments of viscose grades.

Demand for specialty grades was flat and US and euro prices were relatively unchanged quarter-over-quarter. However, with the Canadian dollar weakening by 1.8% versus the US dollar and 3.6% versus the euro, Canadian dollar equivalent pricing increased by $52 per tonne. The 11,000 tonne increase in viscose grade shipments was not due to increased demand, but rather to undershipment of normal volumes in the prior quarter. The viscose grade market remains oversupplied and prices continued to decline in the March quarter. Canadian dollar equivalent pricing declined by $76 per tonne. Overall, pricing was slightly favourable, improving adjusted EBITDA by $1 million. Mill manufacturing costs declined by $5 million. The prior quarter had absorbed the cost of the Temiscaming mill’s annual maintenance shutdown. However, this improvement was more than offset by the negative mix variance associated with the shipment of higher volumes of viscose grade pulp. Lower profitability in Chemicals and higher group overhead costs reduced adjusted EBITDA by $2 million. Finished good inventories were at approximately 41 days of supply at the end of March 2013, up from 35 days at the end of the prior quarter.

The Specialty Cellulose Pulp segment generated operating earnings of $11 million compared to operating earnings of $15 million in the prior quarter. The previously noted decrease in adjusted EBITDA accounted for the lower operating earnings.

MARCH 2013 QUARTER VS DECEMBER 2012 QUARTER

SEGMENT RESULTS – PAPER PULP

	December	March
	2012	2013	Variance
Financial ($ millions)
Sales (1)	117	122	5

Freight and other deductions	23	24	(1)
Cost of sales (1)	92	92	-
SG&A	2	2	-
Adjusted EBITDA	-	4	4

Depreciation and amortization	5	3	2
Other item - impairment of Skookumchuck pulp mill	-	22	(22)
Operating loss	(5)	(21)	(16)

Shipments
NBSK pulp (000's tonnes)	56	75	19
High-yield pulp (000's tonnes)	134	113	(21)
Internal (000's tonnes)	15	16	1
Total	205	204	(1)

Reference Prices
NBSK - delivered China (US $ per tonne)	662	678	16
BEK - delivered China (US $ per tonne)	627	677	50
(1) Includes intersegment sales eliminated on consolidation

The Paper Pulp segment generated adjusted EBITDA of $4 million on sales of $122 million for the quarter ended March 30, 2013, compared to nil adjusted EBITDA on sales of $117 million in the prior quarter. The $5 million increase in sales was due to higher prices and shipments of Northern Bleached Softwood Kraft (NBSK) pulp, partially offset by lower shipments of high-yield pulp.

Market conditions for paper pulp remained relatively weak although demand was stable. The benchmark price (delivered China) for NBSK increased by US $16 per tonne while reference prices for bleached eucalyptus kraft (BEK) increased by US $50 per tonne. Currency was also a slight positive as the Canadian dollar averaged US $0.991, a 1.8% decline from US $1.009 in the prior quarter. Overall, average paper pulp prices increased by $15 per tonne, improving adjusted EBITDA by $3 million. Paper pulp shipments were equal to 98% of capacity, unchanged from the prior quarter. Manufacturing costs were relatively unchanged quarter-over-quarter. Paper Pulp inventories were at 24 days of supply at the end of March 2013, as compared to 29 days at the end of December 2012.

The Paper Pulp segment generated an operating loss of $21 million compared to an operating loss of $5 million in the prior quarter. The current quarter results include a $22 million impairment charge related to the Skookumchuck, BC, NBSK pulp mill. The mill is currently classified as an asset held for sale.

MARCH 2013 QUARTER VS DECEMBER 2012 QUARTER

SEGMENT RESULTS – PAPER

	December	March
	2012	2013	Variance
Financial ($ millions)
Sales	78	87	9

Freight and other deductions	11	11	-
Cost of sales	58	68	(10)
SG&A	3	3	-
Adjusted EBITDA	6	5	(1)

Depreciation and amortization	1	1	-
Operating earnings	5	4	(1)

Shipments
Coated bleached board (000's tonnes)	39	44	5
Newsprint (000's tonnes)	53	59	6
Total	92	103	11

Reference Prices
16 pt. Coated bleached board (US $ per short ton)	1,110	1,090	(20)
Newsprint - 48.8 gram East Coast (US $ per tonne)	640	615	(25)

The Paper segment generated adjusted EBITDA of $5 million on sales of $87 million for the quarter ended March 30, 2013, compared to adjusted EBITDA of $6 million on sales of $78 million in the prior quarter. Higher coated bleached board and newsprint shipments caused the $9 million increase in sales.

In terms of markets, coated bleached board was relatively stable. The newsprint market weakened due to continued lower North American demand combined with the restart of previously idled capacity. The US $ reference prices for coated bleached board declined by US $20 per short ton while the US $ reference price for newsprint declined by US $25 per tonne. This was the first newsprint price change since October 2010. Currency was slightly positive as the Canadian dollar averaged US $0.991, a 1.8% decrease from US $1.009 in the prior quarter. The net effect was a small reduction in average newsprint price, reducing adjusted EBITDA by $1 million. Coated bleached board shipments were equal to 97% of capacity as compared to 86% in the prior quarter. The shipment to capacity percentage for newsprint was 99%, compared to 89% in the prior quarter. Manufacturing costs were relatively unchanged quarter-over-quarter.

The Paper segment generated operating earnings of $4 million, compared to operating earnings of $5 million in the prior quarter. The previously noted decrease in adjusted EBITDA led to the lower operating earnings.

MARCH 2013 QUARTER VS DECEMBER 2012 QUARTER

SEGMENT RESULTS – CORPORATE

	December	March
	2012	2013
Financial ($ millions)
General and administrative expenses	6	6
Share-based compensation	1	-
Other items:
Custodial - idled facilities	3	1
Sale of BC office	(2)	-
Operating expenses	8	7

The Company recorded a nil expense for share-based compensation in the current quarter as opposed to a $1 million charge in the prior quarter. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense for the share-based compensation plans consists of normal periodic variation in the number of units based on anticipated or normal vesting and the change in the value of the Company’s share price.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $1 million in the most recent quarter compared to $3 million in the prior quarter. The prior quarter results also included a gain of $2 million on the disposal of the Cranbrook, BC, office.

MARCH 2013 QUARTER VS DECEMBER 2012 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	December	March
	2012	2013
Interest on debt	11	10
Capitalized interest	(2)	(2)
Foreign exchange items	-	(1)
Employee future benefits	(2)	(2)
Bank charges and other	-	1
	7	6

There were no significant interest variances quarter-over-quarter. The expense relates primarily to interest on the US $305 million 11.25% senior secured notes maturing in December 2018. Capitalized interest relates primarily to the large capital project currently under construction at the Temiscaming, QC, specialty cellulose mill. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar weakens versus the US dollar, as was the case in the March quarter, gains are generated. The credit for employee future benefits results from the anticipated return on plan assets exceeding the amount of obligation accretion.

TRANSLATION OF FOREIGN DEBT

During the March 2013 quarter, the Company recorded a loss of $6 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.004 to US $0.984.

During the December 2012 quarter, the Company recorded a loss of $4 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.017 to US $1.004.

INCOME TAXES

During the March 2013 quarter, the Company recorded an income tax expense of $6 million on a loss before income taxes of $20 million. The income tax expense reflected an $11 million unfavourable variance versus an anticipated income tax recovery of $5 million based on the Company’s effective tax rate of 26.3% . The March 2013 quarter absorbed a $8 million unfavourable variance related to period losses for which no deferred tax asset was recognized. Based on past financial performance, deferred income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable. The higher corporate tax rates applicable to the Company’s French operations generated an unfavourable variance of $2 million.

During the December 2012 quarter, the Company recorded an income tax expense of $6 million on a loss before income taxes of $4 million. The income tax expense reflected a $7 million unfavourable variance versus an anticipated income tax recovery of $1 million based on the Company’s effective tax rate of 26.3% . The December 2012 quarter absorbed a $5 million unfavourable variance related to period losses for which no deferred tax asset was recognized. The higher corporate tax rates applicable to the Company’s French operations generated an unfavourable variance of $2 million.

MARCH 2013 QUARTER VS DECEMBER 2012 QUARTER

NET LOSS

The Company generated a net loss of $26 million or $0.26 per share for the quarter ended March 30, 2013. This compares to a net loss of $10 million or $0.10 per share for the quarter ended December 29, 2012. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Quarter ended		Quarter ended
	December 29, 2012		March 30, 2013
	$ millions	$ per share	$ millions	$ per share
Net loss as reported - in accordance with IFRS	(10)	(0.10)	(26)	(0.26)
Specific items (after-tax):
Loss on translation of foreign debt	4	0.04	5	0.05
Gain on sale of BC office	(1)	(0.01)	-	-
Impairment - Skookumchuck pulp mill	-	-	16	0.16
Costs for permanently idled facilities	2	0.02	1	0.01
Unrecognized deferred tax assets on above items	1	0.01	7	0.07
Net earnings (loss) excluding specific items - not in accordance with IFRS	(4)	(0.04)	3	0.03

COMPREHENSIVE EARNINGS (LOSS)

The following table summarizes the impact of items affecting the reported total comprehensive earnings (loss) during the last two quarters:

	$ millions
	December	March
	2012	2013
Net loss	(10)	(26)
Foreign currency translation gain (loss) on foreign operation	6	(2)
Employee future benefit gain	-	63
Total comprehensive earnings (loss)	(4)	35

Comprehensive items include gains or losses related to the currency translation of the assets and liabilities of the Company’s French and U.S. operations. The gains or losses are generated by changes in the end of period exchange rates. During the March 2013 quarter, the currency translation of the French operations generated a loss of $2 million. During the December 2012 quarter, the currency translation of the French operations generated a gain of $7 million, partially offset by a loss of $1 million relating to the U.S. operations.

During the March 2013 quarter, the Company recognized a gain of $63 million relating to the estimated net obligation for employee future benefits. This was the result of two separate items. Firstly, the average discount rate applied to estimate the present value of future obligations increased from 3.69% to 4.14%, thereby reducing estimated future obligations by $42 million. Secondly, the actual return on plan assets for the first six months of the fiscal year exceeded the expected return by $21 million.

MARCH 2013 QUARTER VS MARCH 2012 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	March	March	Total	Price	Volume & Mix
	2012	2013	Variance	Variance	Variance
Forest Products	112	104	(8)	18	(26)
Specialty Cellulose Pulp	133	120	(13)	-	(13)
Paper Pulp	120	122	2	4	(2)
Paper	79	87	8	(3)	11
Corporate	2	2	-	-	-
	446	435	(11)	19	(30)
Less: Intersegment Sales	(39)	(28)	11
Sales	407	407	-

Sales were unchanged from the same quarter a year ago. Currency was not a factor as the Canadian dollar averaged US $0.991, relatively unchanged from US $0.998 in the year ago quarter. Forest Products segment sales decreased by $8 million as a result of lower shipments, partially offset by higher prices. Specialty Cellulose Pulp segment sales decreased by $13 million due to lower shipments. Paper Pulp segment sales increased by $2 million due to higher prices, partially offset by lower shipments. Paper segment sales increased by $8 million due to higher shipments.

ADJUSTED EBITDA
$ millions	March	March	Total	Price	Cost & Volume
	2012	2013	Variance	Variance	Variance
Forest Products	(11)	7	18	18	-
Specialty Cellulose Pulp	28	14	(14)	-	(14)
Paper Pulp	(13)	4	17	4	13
Paper	4	5	1	(3)	4
Corporate	(6)	(6)	-	-	-
	2	24	22	19	3

Adjusted EBITDA increased by $22 million from the prior year quarter. Forest Products segment adjusted EBITDA improved by $18 million from the prior year quarter due to higher prices. Specialty Cellulose Pulp segment adjusted EBITDA decreased by $14 million due to higher costs. Paper Pulp segment adjusted EBITDA increased by $17 million due to lower costs and higher prices. Paper segment adjusted EBITDA increased by $1 million as lower costs more than offset lower prices.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	March	March	Total	EBITDA	Depreciation	Other Items
	2012	2013	Variance	Variance	Variance	Variance
Forest Products	10	5	(5)	18	1	(24)
Specialty Cellulose Pulp	26	11	(15)	(14)	(1)	-
Paper Pulp	(18)	(21)	(3)	17	2	(22)
Paper	4	4	-	1	(1)	-
Corporate	(25)	(7)	18	-	-	18
	(3)	(8)	(5)	22	1	(28)

The Company generated an operating loss of $8 million compared to an operating loss of $3 million in the same quarter a year ago. The previously noted increase in adjusted EBITDA was more than offset by a $28 million unfavourable variance in other items. In the prior year quarter, the Company had sold its two BC sawmills and had recorded a gain of $24 million. This was partially offset by a $16 million charge relating to the impairment of a loan receivable. In the March 2013 quarter, the Company recorded a $22 million impairment charge related to the Skookumchuck, BC, NBSK pulp mill. A more detailed explanation of segment variances is included in the analysis that follows.

MARCH 2013 QUARTER VS MARCH 2012 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	March	March
	2012	2013	Variance
Financial ($ millions)
Sales (1)	112	104	(8)

Freight and other deductions	12	10	2
Lumber export taxes	3	-	3
Cost of sales (1)	105	84	21
SG&A	3	3	-
Adjusted EBITDA	(11)	7	18

Depreciation and amortization	3	2	1
Other items (credit)	(24)	-	(24)
Operating earnings	10	5	(5)

Shipments
SPF lumber (mmbf) - East	135	171	36
SPF lumber (mmbf) - West	92	-	(92)
Total	227	171	(56)

Reference Prices
KD #2 & better delivered G.L. (US $ per mbf)	359	484	125
KD stud delivered G.L. (US $ per mbf)	327	426	99
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated adjusted EBITDA of $7 million on sales of $104 million. This compares to negative adjusted EBITDA of $11 million on sales of $112 million in the comparable quarter of the prior year. The sale of the Company’s two BC sawmills at the end of the March 2012 quarter had a significant impact on sales. The sawmills had shipped 92 million board feet of lumber in the prior year quarter and had generated lumber, chip and by-product revenues of $44 million. Higher lumber prices and shipments from the Company’s Eastern sawmills increased sales by $30 million, partially offsetting the previously noted decrease.

Demand for SPF lumber improved with Eastern lumber shipments equal to 76% of capacity, as compared to 60% in the year ago quarter. US $ reference prices for random lumber increased by US $125 per mbf while the reference price for stud lumber was up US $99 per mbf. Currency was not a factor as the Canadian dollar averaged US $0.991, relatively unchanged from US $0.998 in the prior year quarter. As a result, the average selling price of SPF lumber increased by $105 per mbf, increasing adjusted EBITDA by $18 million. Cost of sales for the sawmills increased by $2 million, primarily for fibre. The balance of the improvement in adjusted EBITDA relates to the divestiture of the two BC sawmills, which had generated negative $2 million of adjusted EBITDA in the prior year quarter.

During the March 2013 quarter, the Company incurred $290,000 of lumber export taxes on shipments of lumber from its Eastern sawmills to the United States, down from $1 million in the prior year quarter. The effective tax rate was 0.8% versus 5.6% in the year ago quarter. The prior year quarter included $2 million of export taxes for Western sawmill lumber shipments to the United States.

The Forest Products segment generated operating earnings of $5 million, as compared to operating earnings of $10 million in the prior year quarter. In the prior year quarter, the Company sold its two BC sawmills and recorded a gain of $24 million.

MARCH 2013 QUARTER VS MARCH 2012 QUARTER

SEGMENT RESULTS – SPECIALTY CELLULOSE PULP

	March	March
	2012	2013	Variance
Financial ($ millions)
Sales - Pulp	110	95	(15)
Sales - Chemicals	23	25	2
	133	120	(13)

Freight and other deductions	9	9	-
Cost of sales	91	92	(1)
SG&A	5	5	-
Adjusted EBITDA	28	14	(14)

Depreciation and amortization	2	3	(1)
Operating earnings	26	11	(15)

Shipments
Specialty grades (000's tonnes)	58	47	(11)
Viscose grades (000's tonnes)	11	15	4
	69	62	(7)

Average prices
Specialty grades (C $ per tonne)	1,648	1,708	60
Viscose grades (C $ per tonne)	1,303	941	(362)

The Specialty Cellulose Pulp segment generated adjusted EBITDA of $14 million on sales of $120 million. This compares to adjusted EBITDA of $28 million on sales of $133 million in the year ago quarter. The $15 million decline in pulp sales was due to lower shipments of specialty grade pulp.

Demand for specialty grades was weaker than in the prior year quarter even though realized Canadian dollar prices increased by $60 per tonne. However, this increase was more than offset by a $362 per tonne decrease in viscose grade prices. The 4,000 tonne increase in viscose grade shipments was not due to increased demand, but rather to undershipment of normal volumes in the prior quarter. The viscose market remains oversupplied and prices have weakened considerably over the last 12 months. Overall, pricing was lower and reduced adjusted EBITDA by $3 million. Mill manufacturing costs increased by $3 million, primarily for chemicals and labour. Adjusted EBITDA was negatively impacted by $5 million due to a mix variance associated with shipping lower volumes of specialty grade pulp and higher volumes of viscose grade pulp.

The Specialty Cellulose Pulp segment generated operating earnings of $11 million compared to operating earnings of $26 million in the comparable quarter of the prior year. The previously noted decline in adjusted EBITDA led to the lower operating earnings.

MARCH 2013 QUARTER VS MARCH 2012 QUARTER

SEGMENT RESULTS – PAPER PULP

	March	March
	2012	2013	Variance
Financial ($ millions)
Sales (1)	120	122	2

Freight and other deductions	25	24	1
Cost of sales (1)	107	92	15
SG&A	1	2	(1)
Adjusted EBITDA	(13)	4	17

Depreciation and amortization	5	3	2
Other item - impairment of Skookumchuck pulp mill	-	22	(22)
Operating loss	(18)	(21)	(3)

Shipments
NBSK pulp (000's tonnes)	57	75	18
High-yield pulp (000's tonnes)	134	113	(21)
Internal (000's tonnes)	21	16	(5)
Total	212	204	(8)

Reference Prices
NBSK - delivered China (US $ per tonne)	687	678	(9)
BEK - delivered China (US $ per tonne)	605	677	72
(1) Includes intersegment sales eliminated on consolidation

The Paper Pulp segment generated adjusted EBITDA of $4 million on sales of $122 million. This compares to negative adjusted EBITDA of $13 million on sales of $120 million in the year ago quarter. The $2 million increase in sales was caused by higher shipments of NBSK pulp and higher prices for high-yield pulp, partially offset by lower high-yield pulp shipments. The Chetwynd, BC, high-yield pulp mill did not operate during the March 2013 quarter. In the prior year quarter, the mill had shipped 47,300 tonnes and had recorded sales of $25 million.

The reference price for NBSK pulp declined by US $9 per tonne. While the reference price for BEK increased by US $72 per tonne, the increase in high-yield pulp prices was a more modest US $32 per tonne. Currency was not a factor as the Canadian dollar averaged US $0.991, relatively unchanged from US $0.998 in the year ago quarter. Overall, Canadian dollar prices improved by $20 per tonne increasing adjusted EBITDA by $4 million. Paper pulp shipments were equal to 98% of capacity as compared to 79% in the prior year quarter. The prior year percentage includes the capacity of the Chetwynd high-yield pulp mill. Mill level manufacturing costs declined by $6 million, primarily for fibre, energy and maintenance material. Profitability also improved due to the closure of the Chetwynd high-yield pulp mill, which generated negative adjusted EBITDA of $6 million in the year ago quarter.

The Paper Pulp segment generated an operating loss of $21 million compared to an operating loss of $18 million in the comparable quarter of the prior year. The previously noted improvement in adjusted EBITDA was offset by a $22 million impairment charge related to the Skookumchuck, BC, NBSK pulp mill. The mill is currently classified as an asset held for sale.

MARCH 2013 QUARTER VS MARCH 2012 QUARTER

SEGMENT RESULTS – PAPER

	March	March
	2012	2013	Variance
Financial ($ millions)
Sales	79	87	8

Freight and other deductions	11	11	-
Cost of sales	60	68	(8)
SG&A	4	3	1
Adjusted EBITDA	4	5	1

Depreciation and amortization	-	1	(1)
Operating earnings	4	4	-

Shipments
Coated bleached board (000's tonnes)	39	44	5
Newsprint (000's tonnes)	50	59	9
Total	89	103	14

Reference Prices
16 pt. Coated bleached board (US $ per short ton)	1,130	1,090	(40)
Newsprint - 48.8 gram East Coast (US $ per tonne)	640	615	(25)

The Paper segment generated adjusted EBITDA of $5 million on sales of $87 million. This compares to adjusted EBITDA of $4 million on sales of $79 million in the same quarter a year ago. Sales increased by $8 million due to higher shipments.

In terms of markets, coated bleached board was relatively stable. Newsprint was weaker due to a combination of lower North American demand and the restart of previously idled capacity. The US $ reference price for coated bleached board declined by US $40 per short ton while the reference price for newsprint declined by US $25 per tonne. This was the first newsprint price change since October 2010. Currency was not a factor as the Canadian dollar averaged US $0.991, relatively unchanged from US $0.998 in the year ago quarter. The net effect was that overall pricing for both products declined, reducing adjusted EBITDA by $3 million. Coated bleached board shipments were equal to 97% of capacity as compared to 86% in the year ago quarter. Newsprint shipment to capacity was 99% compared to 85% in the prior year quarter. A small increase in mill productivity combined with lower sheeting and overhead costs provided an offset to the previously noted decline in prices.

The Paper segment generated operating earnings of $4 million, unchanged from the prior year quarter. There were no significant variances.

MARCH 2013 QUARTER VS MARCH 2012 QUARTER

SEGMENT RESULTS – CORPORATE

	March	March
	2012	2013
Financial ($ millions)
General and administrative expenses	5	6
Share-based compensation	1	-
Other items:
Custodial - idled facilities	3	1
Impairment of loan receivable	16	-
Operating expenses	25	7

The Company recorded a nil expense for share-based compensation in the current quarter, compared to a $1 million amount in the year ago quarter. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense for the share-based compensation plan consists of normal periodic variation in the number of units based on anticipated or normal vesting and the changes in the value of the Company’s share price.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $1 million in the most recent quarter, compared to $3 million in the year ago quarter. The prior year quarter included a charge of $16 million for the impairment of a loan receivable.

MARCH 2013 QUARTER VS MARCH 2012 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	March	March
	2012	2013
Interest on debt	9	10
Capitalized interest	(1)	(2)
Foreign exchange items	1	(1)
Employee future benefits	-	(2)
Bank charges and other	1	1
	10	6

The interest expense relates primarily to interest on the 11.25% senior secured notes maturing in December 2018. The increase in capitalized interest is related to the Temiscaming, QC, specialty cellulose project. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar weakens versus the US dollar, as was the case in the most recent quarter, gains are generated. The credit for employee future benefits results from the anticipated return on plan assets exceeding the amount of obligation accretion.

TRANSLATION OF FOREIGN DEBT

During the March 2013 quarter, the Company recorded a loss of $6 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.004 to US $0.984.

During the March 2012 quarter, the Company recorded a gain of $6 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.980 to US $1.001.

INCOME TAXES

During the March 2013 quarter, the Company recorded an income tax expense of $6 million on a loss before income taxes of $20 million. The income tax expense reflected an $11 million unfavourable variance versus an anticipated income tax recovery of $5 million based on the Company’s effective tax rate of 26.3% . The March 2013 quarter absorbed an $8 million unfavourable variance related to period losses for which no deferred tax asset was recognized. Based on past financial performance, deferred income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable. The higher corporate tax rates applicable to the Company’s French operations generated an unfavourable variance of $2 million.

During the March 2012 quarter, the Company recorded an income tax expense of $7 million on a loss before income taxes of $7 million. The income tax expense reflected a $9 million unfavourable variance versus an anticipated income tax recovery of $2 million based on the Company’s effective tax rate of 26.3% . The March 2012 quarter absorbed a $6 million unfavourable variance related to period losses for which no deferred tax asset was recognized. The higher corporate tax rates applicable to the Company’s French operations generated an unfavourable variance of $1 million.

MARCH 2013 QUARTER VS MARCH 2012 QUARTER

NET LOSS

The Company generated a net loss of $26 million or $0.26 per share for the quarter ended March 30, 2013, compared to a net loss of $14 million or $0.14 per share for the quarter ended March 24, 2012. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Quarter ended		Quarter ended
	March 24, 2012		March 30, 2013
	$ millions	$ per share	$ millions	$ per share
Net loss as reported - in accordance with IFRS	(14)	(0.14)	(26)	(0.26)
Specific items (after-tax):
Loss (gain) on translation of foreign debt	(5)	(0.05)	5	0.05
Impairment of Temlam loan receivable	14	0.14	-	-
Gain on sale of BC sawmills	(18)	(0.18)	-	-
Impairment - Skookumchuck pulp mill	-	-	16	0.16
Costs for permanently idled facilities	2	0.02	1	0.01
Unrecognized deferred tax asset (liability) on above items	(4)	(0.04)	7	0.07
Net earnings (loss) excluding specific items - not in accordance with IFRS	(25)	(0.25)	3	0.03

COMPREHENSIVE EARNINGS (LOSS)

The following table summarizes the impact of items affecting the reported total comprehensive earnings (loss) during the March 2013 quarter and the comparable period a year ago:

	$ millions
	March	March
	2012	2013
Net loss	(14)	(26)
Foreign currency translation loss on foreign operations	-	(2)
Employee future benefit gain	-	63
Total comprehensive earnings (loss)	(14)	35

Comprehensive items include gains or losses related to the currency translation of the assets and liabilities of the Company’s French and U.S. operations. The gains or losses are generated by the changes in the end of period exchange rates. During the March 2013 quarter, the currency translation of the French operations generated a loss of $2 million. There was no translation gain or loss in the prior year quarter.

During the March 2013 quarter, the Company recognized a gain of $63 million relating to the estimated net obligation for employee future benefits. This was the result of two separate items. Firstly, the average discount rate applied to estimate the present value of future obligations increased from 3.69% to 4.14%, thereby reducing estimated future obligation by $42 million. Secondly, the actual return on plan assets for the first six months of the fiscal year exceeded the expected return by $21 million.

SIX MONTH ENDED MARCH 2013 VS SIX MONTHS ENDED MARCH 2012

CONSOLIDATED SUMMARY

SALES
$ millions	March	March	Total	Price	Volume & Mix
	2012	2013	Variance	Variance	Variance
Forest Products	238	205	(33)	33	(66)
Specialty Cellulose Pulp	256	223	(33)	(3)	(30)
Paper Pulp	223	239	16	(4)	20
Paper	164	165	1	(8)	9
Corporate	4	6	2	-	2
	885	838	(47)	18	(65)
Less: Intersegment Sales	(77)	(55)	22
Sales	808	783	(25)

Sales decreased by $25 million as compared to the same period a year ago. Currency was unfavourable as the Canadian dollar averaged US $1.000, a 1.3% increase from US $0.987 in the prior year period. Forest Products segment sales decreased by $33 million as a result of lower shipments, partially offset by higher prices. Specialty Cellulose Pulp segment sales decreased by $33 million due primarily to lower shipments. Paper Pulp segment sales increased by $16 million due to higher shipments, partially offset by lower prices. Paper segment sales increased by $1 million due to higher shipments, partially offset by lower prices.

ADJUSTED EBITDA
$ millions	March	March	Total	Price	Cost & Volume
	2012	2013	Variance	Variance	Variance
Forest Products	(22)	9	31	33	(2)
Specialty Cellulose Pulp	53	32	(21)	(3)	(18)
Paper Pulp	(20)	4	24	(4)	28
Paper	14	11	(3)	(8)	5
Corporate	(11)	(13)	(2)	-	(2)
	14	43	29	18	11

Adjusted EBITDA increased by $29 million from the prior year six-month period. Forest Products segment adjusted EBITDA improved by $31 million from the prior year period due to higher prices. Specialty Cellulose Pulp segment adjusted EBITDA decreased by $21 million due to higher costs and lower prices. Paper Pulp segment adjusted EBITDA improved by $24 million due to lower costs, partially offset by lower prices. Paper segment adjusted EBITDA decreased by $3 million because of lower prices, partially offset by lower costs.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	March	March	Total	EBITDA	Depreciation	Other Items
	2012	2013	Variance	Variance	Variance	Variance
Forest Products	(6)	5	11	31	2	(22)
Specialty Cellulose Pulp	49	26	(23)	(21)	(2)	-
Paper Pulp	(31)	(26)	5	24	3	(22)
Paper	13	9	(4)	(3)	(1)	-
Corporate	(30)	(15)	15	(2)	-	17
	(5)	(1)	4	29	2	(27)

The Company generated an operating loss of $1 million compared to an operating loss of $5 million in the same period a year ago. The previously noted increase in adjusted EBITDA was more than offset by a $27 million unfavourable variance in other items. In the prior year period, the Company had sold its two BC sawmills and had recorded a gain of $24 million. This was partially offset by a $16 million charge relating to the impairment of a loan receivable. In the March 2013 quarter, the Company recorded a $22 million impairment charge related to the Skookumchuck, BC, NBSK pulp mill. A more detailed explanation of segment variances is included in the analysis that follows.

SIX MONTH ENDED MARCH 2013 VS SIX MONTHS ENDED MARCH 2012

SEGMENT RESULTS – FOREST PRODUCTS

	March	March
	2012	2013	Variance
Financial ($ millions)
Sales (1)	238	205	(33)

Freight and other deductions	24	19	5
Lumber export taxes	5	1	4
Cost of sales (1)	223	170	53
SG&A	8	6	2
Adjusted EBITDA	(22)	9	31

Depreciation and amortization	6	4	2
Other items (credit)	(22)	-	(22)
Operating earnings (loss)	(6)	5	11

Shipments
SPF lumber (mmbf) - East	306	361	55
SPF lumber (mmbf) - West	170	-	(170)
Total	476	361	(115)

Reference Prices
KD #2 & better delivered G.L. (US $ per mbf)	342	455	113
KD stud delivered G.L. (US $ per mbf)	316	401	85
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated adjusted EBITDA of $9 million on sales of $205 million. This compares to negative adjusted EBITDA of $22 million on sales of $238 million in the comparable six-month period of the prior year. The sale of the Company’s two BC sawmills at the end of the March 2012 quarter had a significant impact on sales. The sawmills had shipped 170 million board feet of lumber in the prior year period and had generated lumber, chip and by-product revenues of $79 million. Sales also decreased by $9 million due to the divestiture of the hardwood flooring operations in November 2011. Higher prices and shipments from the Company’s Eastern sawmills increased sales by $50 million, partially offsetting the previously noted decreases.

Demand for SPF lumber improved with Eastern lumber shipments equal to 80% of capacity, as compared to 68% in the year ago period. US $ reference prices for random lumber increased by US $113 per mbf while the reference price for stud lumber was up US $85 per mbf. Currency was unfavourable as the Canadian dollar averaged US $1.000, a 1.3% increase from US $0.987 in the prior year period. As a result of the combined effect, the average selling price of SPF lumber increased by $91 per mbf, increasing adjusted EBITDA by $33 million. Cost of sales for the Eastern sawmills increased by $2 million, primarily for fibre. The balance of the improvement in adjusted EBITDA relates to the divestiture of the two BC sawmills, which had generated negative $5 million of adjusted EBITDA in the prior year period.

During the six-month period ended March 2013, the Company incurred $1 million of lumber export taxes on shipments of lumber from its Eastern sawmills to the United States, down from $2 million in the prior year six-month period. The effective tax rate was 2.1% versus 5.8% in the year ago period. The prior year period included $3 million of export taxes for Western sawmill lumber shipments to the United States.

The Forest Products segment generated operating earnings of $5 million, as compared to an operating loss of $6 million in the prior year period. The previously noted improvement in adjusted EBITDA accounted for the improvement in operating results. In the prior year period, the Company sold its two BC sawmills and recorded a gain of $24 million. The Company also sold its Toronto, Ontario, flooring plant and announced the closure of its Huntsville, Ontario, plant. The combined effect was a charge of $2 million.

SIX MONTH ENDED MARCH 2013 VS SIX MONTHS ENDED MARCH 2012

SEGMENT RESULTS – SPECIALTY CELLULOSE PULP

	March	March
	2012	2013	Variance
Financial ($ millions)
Sales - Pulp	208	176	(32)
Sales - Chemicals	48	47	(1)
	256	223	(33)

Freight and other deductions	19	16	3
Cost of sales	175	165	10
SG&A	9	10	(1)
Adjusted EBITDA	53	32	(21)

Depreciation and amortization	4	6	(2)
Operating earnings	49	26	(23)

Shipments
Specialty grades (000's tonnes)	106	94	(12)
Viscose grades (000's tonnes)	24	19	(5)
	130	113	(17)

Average prices
Specialty grades (C $ per tonne)	1,641	1,682	41
Viscose grades (C $ per tonne)	1,401	956	(445)

The Specialty Cellulose Pulp segment generated adjusted EBITDA of $32 million on sales of $223 million. This compares to adjusted EBITDA of $53 million on sales of $256 million in the year ago period. The $32 million decline in pulp sales was due to lower shipments of specialty and viscose grades as well as lower prices for viscose grades.

Demand for specialty grades was weaker than in the prior year six-month period even though realized Canadian dollar prices increased by $41 per tonne. However, this increase was more than offset by a $445 per tonne decrease in viscose grades. The latter market has weakened considerably over the last 12 months. Overall, pricing was lower and reduced EBITDA by $5 million. Mill manufacturing costs increased by $9 million, primarily for chemicals, energy and maintenance material. Adjusted EBITDA was negatively impacted by $7 million due to a volume variance associated primarily due to lower shipments of specialty grade pulp.

The Specialty Cellulose Pulp segment generated operating earnings of $26 million compared to operating earnings of $49 million in the comparable six-month period of the prior year. The previously noted decline in adjusted EBITDA led to the lower operating earnings.

SIX MONTH ENDED MARCH 2013 VS SIX MONTHS ENDED MARCH 2012

SEGMENT RESULTS – PAPER PULP

	March	March
	2012	2013	Variance
Financial ($ millions)
Sales (1)	223	239	16

Freight and other deductions	45	47	(2)
Cost of sales (1)	195	184	11
SG&A	3	4	(1)
Adjusted EBITDA	(20)	4	24

Depreciation and amortization	11	8	3
Other item - impairment of Skookumchuck pulp mill	-	22	(22)
Operating loss	(31)	(26)	5

Shipments
NBSK pulp (000's tonnes)	91	131	40
High-yield pulp (000's tonnes)	251	247	(4)
Internal (000's tonnes)	38	31	(7)
Total	380	409	29

Reference Prices
NBSK - delivered China (US $ per tonne)	700	670	(30)
BEK - delivered China (US $ per tonne)	576	652	76
(1) Includes intersegment sales eliminated on consolidation

The Paper Pulp segment generated adjusted EBITDA of $4 million on sales of $239 million. This compares to negative adjusted EBITDA of $20 million on sales of $223 million in the year ago period. The $16 million increase in sales was caused by higher shipments of NBSK pulp.

The reference price for NBSK declined by US $30 per tonne. While the reference price for BEK increased by $76 per tonne, the increase in high-yield pulp prices was a more modest US $16 per tonne. Currency was also unfavourable as the Canadian dollar averaged US $1.000, a 1.3% increase from US $0.987 in the year ago period. Overall, Canadian dollar prices declined by $10 per tonne reducing adjusted EBITDA by $4 million. Paper pulp shipments were equal to 98% of capacity as compared to 71% in the prior year period. The prior year percentage includes the capacity of the Chetwynd, BC, high-yield pulp mill. Mill level manufacturing costs declined by $14 million, primarily at the Skookumchuck NBSK pulp mill. In the prior year period, the mill had absorbed costs related to 17 days of unplanned downtime due to problems associated with its recovery boiler. Profitability also improved due to the closure of the Chetwynd high-yield pulp mill, which generated negative adjusted EBITDA of $11 million in the year ago period. In the March 2013 six-month period, increasing selling prices led to an increase of $3 million in the carrying values of finished goods and raw material inventories, increasing adjusted EBITDA. This is the opposite of what occurred in the prior year period when declining selling prices led to a $4 million decrease in the carrying values of finished goods and raw material.

The Paper Pulp segment generated an operating loss of $26 million compared to an operating loss of $31 million in the comparable six-month period of the prior year. The previously noted improvement in adjusted EBITDA was partially offset by a $22 million impairment charge related to the Skookumchuck, BC, NBSK, pulp mill. The mill is currently classified as an asset held for sale.

SIX MONTH ENDED MARCH 2013 VS SIX MONTHS ENDED MARCH 2012

SEGMENT RESULTS – PAPER

	March	March
	2012	2013	Variance
Financial ($ millions)
Sales	164	165	1

Freight and other deductions	22	22	-
Cost of sales	122	126	(4)
SG&A	6	6	-
Adjusted EBITDA	14	11	(3)

Depreciation and amortization	1	2	(1)
Operating earnings	13	9	(4)

Shipments
Coated bleached board (000's tonnes)	78	82	4
Newsprint (000's tonnes)	107	113	6
Total	185	195	10

Reference Prices
16 pt. Coated bleached board (US $ per short ton)	1,140	1,100	(40)
Newsprint - 48.8 gram East Coast (US $ per tonne)	640	628	(12)

The Paper segment generated adjusted EBITDA of $11 million on sales of $165 million. This compares to adjusted EBITDA of $14 million on sales of $164 million in the same six-month period a year ago. The $1 million increase in sales was due to higher shipments, offset by lower prices.

In terms of markets, coated bleached board was relatively stable. Newsprint was weaker due to a combination of lower North American demand and the restart of previously idled capacity. The US $ reference price for coated bleached board declined by US $40 per short ton while the reference price for newsprint dropped by US $12 per tonne. Currency was unfavourable as the Canadian dollar averaged US $1.000, a 1.3% increase from US $0.987 in the prior year period. The combined effect was that overall pricing for both products declined, reducing adjusted EBITDA by $8 million. Coated bleached board shipments were equal to 91% of capacity as compared to 87% in the year ago period. Newsprint shipment to capacity was 94% compared to 89% in the prior year period. Costs provided a partial offset to the lower prices, declining by $4 million over the year ago period. Favourable variances were generated by fibre costs, productivity and overhead costs.

The Paper segment generated operating earnings of $9 million compared to operating earnings of $13 million in the prior year period. The previously noted decrease in adjusted EBITDA led to the lower operating earnings.

SIX MONTH ENDED MARCH 2013 VS SIX MONTHS ENDED MARCH 2012

SEGMENT RESULTS – CORPORATE

	March	March
	2012	2013
Financial ($ millions)
General and administrative expenses	10	12
Share-based compensation	1	1
Other items:
Custodial - idled facilities	7	4
Impairment of loan receivable	16	-
Gain on sale of minority equity investment	(4)	-
Sale of BC office	-	(2)
Operating expenses	30	15

The Company recorded a $1 million charge for share-based compensation in the current period, compared to a $1 million amount in the year ago period. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense for the share-based compensation plans consists of normal periodic variation in the number of units based on anticipated or normal vesting and the changes in the value of the Company’s share price. The $1 million charge in the March 2013 period relates to an increase in the share price as the value of the Company’s common shares increased from $2.08 to $3.30.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $4 million in the most recent six-month period, compared to $7 million in the year ago period. The current period also includes a gain of $2 million relating to the sale of the Cranbrook, BC, office. The prior year period results include a $16 million charge relating to the impairment of a loan receivable. The six-month period ended March 2012 also includes a gain of $4 million generated by the sale of a minority equity interest in two dissolving pulp mills.

SIX MONTH ENDED MARCH 2013 VS SIX MONTHS ENDED MARCH 2012

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	March	March
	2012	2013
Interest on debt	17	21
Capitalized interest	(1)	(4)
Foreign exchange items	2	(1)
Employee future benefits	-	(4)
Bank charges and other	2	1
	20	13

The interest expense relates primarily to interest on the 11.25% senior secured notes maturing in December 2018. In the prior year period, the amount of outstanding notes was US $255 million as compared to US $305 million during the most recent period. The increase in capitalized interest was caused by the Temiscaming specialty cellulose project. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar weakens versus the US dollar, as was the case in the most recent period, gains are generated. The credit for employee future benefits results from the anticipated return on plan assets exceeding the amount of obligation accretion.

TRANSLATION OF FOREIGN DEBT

During the six-month period ended March 2013, the Company recorded a loss of $10 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.017 to US $0.984.

During the six-month period ended March 2012, the Company recorded a gain of $8 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.971 to US $1.001.

INCOME TAXES

During the six-month period ended March 2013, the Company recorded an income tax expense of $12 million on a loss before income taxes of $24 million. The income tax expense reflected a $18 million unfavourable variance versus an anticipated income tax recovery of $6 million based on the Company’s effective tax rate of 26.3% . The six-month period ended March 2013 absorbed a $13 million unfavourable variance related to period losses for which no deferred tax asset was recognized. Based on past financial performance, deferred income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable. The higher corporate tax rates applicable to the Company’s French operations generated an unfavourable variance of $4 million.

During the six-month period ended March 2012, the Company recorded an income tax expense of $13 million on a loss before income taxes of $17 million. The income tax expense reflected an $18 million unfavourable variance versus an anticipated income tax recovery of $5 million based on the Company’s effective tax rate of 26.3% . The six-month period ended March 2012 absorbed a $12 million unfavourable variance related to period losses for which no deferred tax asset was recognized. The higher corporate tax rates applicable to the Company’s French operations generated an unfavourable variance of $3 million.

SIX MONTH ENDED MARCH 2013 VS SIX MONTHS ENDED MARCH 2012

NET LOSS

The Company generated a net loss of $36 million or $0.36 per share for the six-month period ended March 30, 2013, compared to a net loss of $30 million or $0.30 per share for the six-month period ended March 24, 2012. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Six months ended		Six months ended
	March 24, 2012		March 30, 2013
	$ millions	$ per share	$ millions	$ per share
Net loss as reported - in accordance with IFRS	(30)	(0.30)	(36)	(0.36)
Specific items (after-tax):
Loss (gain) on translation of foreign debt	(7)	(0.07)	9	0.09
Impairment of Temlam loan receivable	14	0.14	-	-
Sale of minority equity investment	(4)	(0.04)	-	-
Sale/closure of hardwood flooring plants	2	0.02	-	-
Gain on sale of BC sawmills	(18)	(0.18)	-	-
Impairment - Skookumchuck pulp mill	-	-	16	0.16
Gain on sale of BC office	-	-	(1)	(0.01)
Costs for permanently idled facilities	5	0.05	3	0.03
Unrecognized deferred tax asset (liability) on above items	(3)	(0.03)	8	0.08
Net loss excluding specific items - not in accordance with IFRS	(41)	(0.41)	(1)	(0.01)

COMPREHENSIVE EARNINGS (LOSS)

The following table summarizes the impact of items affecting the reported total comprehensive earnings (loss) during the six-month period ended March 2013 and the comparable period a year ago:

	$ millions
	March	March
	2012	2013
Net loss	(30)	(36)
Foreign currency translation gain (loss) on foreign operation	(5)	4
Employee future benefit gain	-	63
Total comprehensive earnings (loss)	(35)	31

Comprehensive items include gains or losses related to the currency translation of the assets and liabilities of the Company’s French and U.S. operations. The gains or losses are generated by the changes in the end of period exchange rates. During the six-month period ended March 2013, the currency translation of the French operations generated a gain of $5 million, partially offset by a loss of $1 million relating to U.S. operations. In the prior year period, the currency translation of the French operations generated a loss of $6 million, partially offset by a gain of $1 million relating to U.S. operations.

During the six-month period ended March 2013, the Company recognized a gain of $63 million relating to the estimated net obligation for employee future benefits. This was the result of two separate items. Firstly, the average discount rate applied to estimate the present value of future obligations increased from 3.69% to 4.14%, thereby reducing estimated future obligations by $42 million. Secondly, the actual return on plan assets for the first six months of the fiscal year exceeded the expected return by $21 million.

SELECTED QUARTERLY INFORMATION

Selected quarterly information for the eight most recently completed fiscal quarters is disclosed below.

	$ millions (except as otherwise noted)
	Jun 11	Sept 11	Dec 11	Mar 12	Jun 12	Sept 12	Dec 12	Mar 13
Sales	448	421	401	407	415	443	376	407
Adjusted EBITDA	33	19	12	2	27	23	19	24
Depreciation and amortization	12	12	12	10	11	13	11	9
Other items	(7)	2	2	(5)	2	51	1	23
Operating earnings (loss)	28	5	(2)	(3)	14	(41)	7	(8)
Net earnings (loss)	17	(17)	(16)	(14)	(5)	(47)	(10)	(26)
Basic and fully diluted net earnings (loss) per share ($)	0.17	(0.17)	(0.16)	(0.14)	(0.05)	(0.47)	(0.10)	(0.26)
Comprehensive earnings (loss)	19	(83)	(21)	(14)	(10)	(86)	(4)	35

FINANCIAL POSITION

	($ millions)
	Fiscal 2012				Fiscal 2013
	Dec 11	Mar 12	Jun 12	Sept 12 .	Dec 12	Mar 13	Jun 13	Sept 13
Cash flow from operations before working capital changes	2	(16)	16	11	(1)	11	-	-
Less:
Additions to property, plant and equipment	23	28	24	45	34	26	-	-
Interest on debt	8	9	10	11	11	10	-	-
Free cash flow (negative)	(29)	(53)	(18)	(45)	(46)	(25)	-	-

Cash Flow – Operations

Cash flow from operations before working capital changes in the first six months of fiscal 2013 was $10 million, compared to negative $14 million in the same period a year ago. After allowing for capital expenditures of $60 million and interest on debt of $21 million, free cash flow in the first six months of fiscal 2013 was negative $71 million compared to negative $82 million in the prior year. In the first six months of fiscal 2013, non-cash working capital items used $30 million. The increase in working capital relates primarily to the seasonal increase in timber inventories as deliveries are concentrated in the winter months. The inventory level will gradually decrease over the summer months.

Capital Expenditures

During the first six months of fiscal 2013, capital expenditures totalled $60 million compared to $51 million in the same period a year ago. The Company estimates that annual capital expenditures of $35 million to $40 million are required to adequately maintain its facilities. The higher level of capital expenditures relates to one relatively large capital project. In March 2012, the Company announced a major capital investment to upgrade its specialty cellulose mill in Temiscaming, Quebec. The project involves the replacement of three low-pressure boilers with a single new high-pressure boiler designed to burn waste sulphite liquor generated by the specialty cellulose manufacturing process. The project also includes the installation of a new 50-megawatt electrical turbine. During the first six months of fiscal 2013, $35 million was spent on the project, bringing total cumulative project expenditures to $94 million.

FINANCIAL POSITION

When the project was announced in March 2012, the total estimated cost was projected to be $190 million. Subsequent to the purchase of major equipment during the summer and fall of 2012, several factors impacted the construction cost of the project. The decision was taken to purchase a larger and more efficient boiler than was originally planned. The design chosen will require less scheduled downtime for maintenance and provide more incremental capacity to accommodate the planned expansion of the facility. The larger boiler increased the civil construction and erection cost of the project. As well, the Company’s desire to expedite the project combined with a “tight” construction market in the Province of Quebec were leading to relatively high bids for certain specialized trades. In December 2012, the Company decided to halt construction activity on the project pending the outcome of a complete re-estimation of the cost of the remaining work as well as a revised project completion timetable. This exercise has now been completed and the Company is forecasting that the total cost of the Temiscaming specialty cellulose project will be approximately $235 million. The majority of the increase relates to construction labour. An additional 270,000 man-hours of direct construction labour has been included in the revised budget. The completion of the boiler portion of the project, originally scheduled for December 2013, has been delayed to April 2014. The start-up of the turbine, originally scheduled for May 2014, has been pushed back to September 2014. Construction activity in the Province of Quebec has eased and recent contract bids have declined versus the bids received in 2012.

The Company had previously guided that the Temiscaming specialty cellulose project would improve annual adjusted EBITDA by approximately $42 million once it attained full operation. Based on the revised forecast, the Company is increasing this guidance to approximately $48 million per year. The initial estimate included an annual productivity increase of 5,000 tonnes. Based on the current operating efficiency of the three existing low pressure boilers, a productivity increase of 15,000 tonnes is now anticipated.

The following table summarizes capital expenditures by segment:

Six months ended	March	March
$ millions	2012	2013
Forest Products	8	2
Specialty Cellulose Pulp	31	48
Paper Pulp	8	6
Paper	4	3
Corporate	-	1
	51	60

Liquidity

At the end of March 2013, the Company had total cash (including restricted cash) of $35 million plus unused operating lines of $41 million, for total liquidity of $76 million. At September 2012, the date of the last audited financial statements, the Company had net cash of $92 million and unused operating lines of $48 million. The Company has set an objective of maintaining a minimum liquidity of $135 million to $150 million. The decrease in liquidity was anticipated as the Company continued with its capital expenditure program. The March quarter is also a relatively high working capital period as timber deliveries to sawmills are concentrated in the winter months. Liquidity is also being negatively impacted by the significant solvency contributions that are being made to fund defined benefit pension plans. In order to address this situation, the Company is assessing several liquidity enhancing initiatives such as reducing or delaying capital expenditures, asset sales and seeking other sources of financing or funding.

FINANCIAL POSITION

The following table summarizes operating line availability and utilization:

Operating Lines
$ millions	September	December	March
	2012	2012	2013
Borrowing base	187	170	196
Less: availability reserve	(23)	(19)	(22)
Net availability	164	151	174

Outstanding letters of credit	(48)	(48)	(47)
Amount drawn	(68)	(69)	(86)
Unused amount	48	34	41

In March 2011, the Company entered into a five-year $200 million ABL (asset-based loan) facility expiring in March 2016. On March 25, 2013, the Company disclosed that it had reached an agreement with existing ABL lenders to amend and extend the facility. The maturity date was extended by one year and is now set to expire in March 2017. The Company also negotiated a reduction of the aggregate revolving loan commitment from $200 million to $175 million and related adjustments to certain thresholds due to a reduction in the number of mills it operates. The ABL has a first priority charge over the receivables and inventories of the Company’s Canadian operations. The facility is subject to a permanent availability reserve of $15 million. This amount is increased to $25 million if the Company’s trailing 12-month adjusted EBITDA falls below $60 million. There is also a variable reserve, which totalled $7 million at the end of the March 2013 quarter.

The Company had previously disclosed that the ABL lenders had expressed concern regarding their security position on collateral related to Ontario operations. The recent decision by the Supreme Court of Canada regarding the “Indalex” case led to satisfactory resolution of potential security issues regarding the Company’s Ontario collateral. As a result, full access to the ABL facility was effectively restored.

The outstanding letters of credit constitute security for various operating items, principally the unfunded portion of supplementary retirement plans, future landfill closure liabilities and performance guarantees related to electricity generation agreements.

Long-term debt

	Fiscal 2012				Fiscal 2013
	Dec 11	Mar 12	Jun 12	Sept 12	Dec 12	Mar 13	Jun 13	Sept 13
Net debt / total capitalization	34%	37%	40%	45%	50%	55%	-	-
Adjusted EBITDA / interest on indebtedness (times)	1.5	0.4	2.9	2.2	1.9	2.4	-	-

In March 2012, the Company entered into a $75 million term loan facility to assist with the financing of the previously mentioned Temiscaming, Quebec, specialty cellulose project. The interest rate on the facility is 5.5% . The loan has a 15-year term consisting of a three-year construction or drawdown period followed by a 12-year amortization period. The term of the loan will be shortened by three years if the Company does not complete certain future capital expenditures at the Temiscaming specialty cellulose mill. The loan is secured by a second ranking charge on the project assets. The Company has also granted the lender a five-year option starting on the first loan disbursement date to acquire three million common shares of Tembec at a price of $7 per share. As at the end of March 2013, the Company had drawn $24 million on the facility.

FINANCIAL POSITION

In June 2012, the Company entered into a $30 million term loan facility to assist with the financing of the previously noted specialty cellulose project in Temiscaming, Quebec. The interest rate on this loan will be the greater of 6.35% and the yield on equivalent terms Government of Canada bonds plus 4.25% at the date the funds are advanced. The loan will be reimbursed in blended monthly instalments over a period of eight years beginning approximately 24 months after the initial advance, with a “balloon” payment of $18 million to be repaid at the end of the ten-year term period. The loan is secured by a first ranking charge on the project assets. On July 12, 2012, the Company received $20 million representing the first tranche advanced under the facility. The interest rate on this tranche was set at 6.35% . The final $10 million tranche will be advanced by June 2013 at the latest.

The two previously noted facilities will currently fund $105 million of the $235 million required to complete the Temiscaming, Quebec, specialty cellulose project. During the quarter, the company entered into discussions with both lenders to increase their project commitments in order to fund a portion of the previously noted $45 million cost increase. While initial discussions have been favourable, additional commitments have not been finalized at time of writing. The Company believes that it will be successful in securing additional commitments to fund a portion of the cost increase.

The Company’s long-term objective is to maintain the net debt to total capitalization ratio at 40% or less. A strong balance sheet provides the Company with the ability to access capital markets at favourable rates. The net debt to total capitalization ratio of the Company was 55% as at March 30, 2013, as compared to 45% at the end of the prior fiscal year. The increase was due to a decrease in cash balances, combined with higher debt due primarily to finance the previously noted Temiscaming specialty cellulose project. The Company anticipates that the net debt to total capitalization ratio will remain in excess of its target until the Temiscaming project is completed and begins to generate the projected incremental adjusted EBITDA.

Credit Ratings

Moody’s Investors Service (Moody’s) has assigned a B3 rating to the senior secured notes and the same level for the Company’s corporate credit rating. Standard and Poor’s (S&P) has assigned a CCC+ rating to the senior secured notes as well as the Company’s corporate credit rating. Moody’s has a “negative” outlook with respect to its rating. S&P has a “developing” outlook with respect to its rating.

CAPITAL STOCK INFORMATION

As at April 29, 2013, issued and outstanding capital shares consisted of 100,000,000 common shares (100,000,000 as at September 29, 2012). During the December 2012 quarter, the Company granted an option to acquire 3 million common shares of the Company at a price of $7 per share. The option expires on August 30, 2017.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the quarter ended March 30, 2013, the Company did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, such controls.

OUTLOOK

Overall, the March 2013 quarterly results were in line with expectations. The Forest Products segment results improved on stronger pricing, which more than offset the seasonally higher cost winter period. The quarter ended very positively with stud lumber prices increasing to the same level as random lumber prices. As expected, the continued gradual recovery in United States new home construction has had a very positive effect on lumber prices. We expect this trend to continue for the next several quarters. Specialty Cellulose Pulp segment results were negatively impacted by a relatively high percentage of viscose grade shipments as well as higher costs at the Temiscaming pulp mill. While pricing for specialty grades remained stable, demand has been softer than anticipated. We continue to assess the market with our customers and are adjusting our production plans accordingly. We anticipate that it will be one or two quarters before we see an increase in demand for specialty grades. Market conditions for viscose grade prices continued to trend downwards. The latter market is currently under pressure as new capacity is exceeding demand growth. The Company will continue to maintain a relatively modest exposure of 30,000 to 40,000 tonnes per year to the viscose market. The return of the Paper Pulp segment to positive adjusted EBITDA was encouraging, but the market remains relatively soft with no clear direction. While we have seen the implementation of small increment price increases, we expect new capacity will cause this market to remain challenging. Paper segment results declined as newsprint prices saw their first decline in nearly two and half years. Recently restarted newsprint capacity combined with continued declining North American demand have had a predictable effect on prices. The Company continues with its capital expenditure program, with a strong emphasis on its two specialty cellulose mills. The cornerstone of the program is the high-pressure boiler and turbine to be installed at the Temiscaming, Quebec, site. The project will materially improve the mill’s cost structure and margins. A total of $94 million has been spent on the Temiscaming specialty cellulose project to the end of the March 2013 quarter. The assets and liabilities of the Skookumchuck, BC, NBSK pulp mill have been classified as held for sale. The completion of the sale of the pulp mill will be a priority for the Company.

FINANCIAL PERFORMANCE & OTHER DATA

		Fiscal 2012				Fiscal 2013
		Dec 11	Mar 12	Jun 12	Sep 12	Dec 12	Mar 13	Jun 13	Sep 13
Shares outstanding - end of quarter (millions)		100	100	100	100	100	100	-	-
Book value per share ($)		2.12	1.98	1.88	1.02	1.01	1.36	-	-
Foreign exchange:
1 C $ = US $	- average	0.977	0.998	0.991	1.003	1.009	0.991	-	-
	- period end	0.980	1.001	0.976	1.017	1.004	0.984	-	-
1 euro = US $	- average	1.350	1.309	1.286	1.250	1.297	1.319	-	-
	- period end	1.304	1.326	1.256	1.284	1.322	1.282	-	-
1 euro = C $	- average	1.382	1.312	1.298	1.246	1.286	1.332	-	-
	- period end	1.331	1.325	1.287	1.263	1.317	1.302	-	-

DEFINITIONS – NON-IFRS FINANCIAL MEASURES

The following summarizes non-IFRS financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

Adjusted EBITDA refers to earnings before interest, income taxes, depreciation, amortization and other items. Since the Company excludes “other items” such as gains and losses on significant asset disposals, restructuring charges and custodial costs for permanently idled facilities, it differs from EBITDA. Adjusted EBITDA does not have any standardized meaning according to IFRS. The Company defines adjusted EBITDA as sales less cost of sales and selling, general and administrative expenses, meaning it represents operating earnings before depreciation, amortization and other items. The Company considers adjusted EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units. The most comparable financial measure is operating earnings or loss. The following table is a reconciliation of quarterly operating earnings to the Company’s definition of adjusted EBITDA:

	$ millions
		Fiscal 2012				Fiscal 2013
	Dec 11	Mar 12	Jun 12	Sep 12	Dec 12	Mar 13	Jun 13	Sep 13
Operating earnings (loss)	(2)	(3)	14	(41)	7	(8)	-	-
Depreciation and amortization	12	10	11	13	11	9	-	-
Other items	2	(5)	2	51	1	23	-	-
Adjusted EBITDA	12	2	27	23	19	24	-	-

Free cash flow refers to cash provided by operating activities before changes in non-cash working capital balances less interest expense and capital expenditures. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash, restricted cash and cash equivalents.

Total capitalization refers to net debt plus deferred income taxes, other long-term liabilities and credits, and shareholders’ equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

	$ millions
	Fiscal 2012				Fiscal 2013
	Dec 11	Mar 12	Jun 12	Sep 12	Dec 12	(1)	Mar 13	(1)	Jun 13	Sep 13
Long-term debt	269	314	318	323	348		353		-	-
Net unamortized financing costs	13	11	12	13	16		16		-	-
Current p portion g of long-term debt	18	19	16	16	16		16		-	-
indebtedness	48	69	68	68	69		86		-	-
Less: total cash	(86)	(127)	(101)	(92)	(57)		(35)		-	-
Net debt	262	286	313	328	392		436		-	-
Other long-term liabilities and credits	292	282	277	304	292		222		-	-
Shareholders' equity	212	198	188	102	101		136		-	-
Total capitalization	766	766	778	734	785		794		-	-

Net debt to total capitalization ratio	34%	37%	40%	45%	50%		55%		-	-
(1) Ratio is calculated excluding "held for sale" reclassifications